

INVEST IN **IMMERSIVE EXPOSURE**

Immersive Exposure: The Future of Hands-On Learning in Virtual & Mixed Reality

immersiveexposure.com Atlanta, GA

Highlights

1. Scaled a business from $0 to $1M in 6 months—without outside funding
2. 1,739 installs showing rapid early adoption
3. 948+ active users with an average session time of 8.96 minutes (some up to 53 mins).
4. Supported by ATDC Georgia Tech, a top accelerator for scaling transformative tech startups.
5. Selected for the Microsoft for Startups Founders Hub Partnership.
6. Approved for Early Access on Meta Quest Horizon App Store.
7. Over 282K+ views, demonstrating strong market interest.

Our Founder



Corey Reese Founder

I scaled a business from 0 to $1M in 6 months—without outside funding—by mastering product messaging, curated content, and digital marketing. This taught me how to craft compelling offers, drive sales, and build a scalable business—lessons now fueling IE.

▯ The Future of Learning is Immersive

Think about how you learned your most valuable skill. Did you truly master it by just watching, or did it take **real practice?**

Traditional online courses **only teach theory.** Learners hit a **ceiling**—they watch, they understand, but they **can't apply** the knowledge in real time.

That's why we built **Immersive Exposure.**

With **AI-powered, hands-on training inside real creative environments,** we're transforming how people learn by making education fully **interactive, experiential, and personalized.**

Step Inside Your Lessons

Imagine learning **not by watching, but by being there**—inside professional environments, guided by experts, practicing in real time.

This isn't just another education platform. **It's a transformation in how people master creative skills.**

We couldn't verify the security of your connection.

Access to this content has been restricted. Contact your internet service provider for help.


Testing #immersive...
Watch on YouTube


TECH TALK
Questions & Answers

Why Now? The Perfect Storm

Three massive shifts are converging:

Spatial Computing is Here – Tech giants like **Apple, Meta, and Microsoft** are **investing billions** into immersive experiences.



Global Spatial Computing Market
Size, by type, 2022-2032 (USD Billion)
Virtual Reality
Augmented Reality
Artificial Intelligence
Mixed Reality
Internet of Things
Other Types
700
600
500
400
300
200
100
0
120.5
142.6
165.3
203.5
245.5
284.7
316.7
374.7
434.4
513.9
620.2
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
The Market will Grow At the CAGR of: 18.3%
The forecasted market size for 2032 in USD: $620.2Bn
market.us

Global Spatial Computing Market

The Creator Economy is Booming – The creator economy was **valued at $250B in 2023** and is projected to **hit $480B by 2027** (Goldman Sachs).

Online Learning Engagement is Declining – People crave **interactive, hands-on education.** (MOOCs) (ArXiv)

And we're positioned **right at the intersection of all three.**

Our Competitive Advantage:

Direct access to 20M+ Meta Quest users



Custom audiences
Data Set
Meta Quest Owners
Search existing audiences

Direct Access to Verified Meta Quest Owners

Precision targeting through Meta's ad platform

Platform-agnostic expansion (Apple Vision Pro, PSVR, AR devices)

The market is shifting **right now**, and we are **first in line to capitalize.**

Proven Traction, Clear Path Forward


Active Users
872 Users
40
20
0
Feb '25
Mar '25
Apr '25
View Details


Average Time Spent Per User
8.96 Minutes
75
50
25
0
Feb '25
Mar '25
Apr '25
View Details


Custom
306,360
Views
1.2%
98.8%
Accounts reached
127,382


1,739
Lifetime Installs

Strong Engagement Now Focus on Revenue Growth

We're not just **building technology**—we're **building a business.**

High User Engagement: 8 minutes per session proves that people **love learning this way.**

Efficient Customer Acquisition: We have **direct access to qualified users** through Meta's ecosystem.

Multiple Revenue Streams: B2C subscriptions **already validated**, with B2B enterprise partnerships **developing.**

This isn't theory. It's happening right now.


atdc
GEORGIA TECH
Immersive
Exposure

Advanced Technology Development Center Partnership

atdc
GEORGIA TECH

WHAT WE DO

The best place on earth to scale a technology company.

ATDC has been the startup garage to dozens of early-stage science and technology-based companies - among the most renowned and transformative companies ever to be born in the Southeast. The founders we support are visionary, determined, and diverse; sometimes establishing a presence in Georgia just to be eligible for ATDC membership. With six locations around the state, we serve 150+ companies at any given time and graduate 8-10 companies each year.

Our Credo

- Zero Equity Participation means no bias
- Expert coaching from former tech operators
- Access to capital, talent and corporate networks

150+	90%
Current Portfolio	Thrive Over 5 yrs

Microsoft

Welcome to Microsoft for Startups Founders Hub

Hi Corey,

Congratulations on your acceptance to Microsoft for Startups Founders Hub! We're thrilled to welcome you on board with tools and resources to build faster and dream bigger:

Microsoft for Startups Founders Hub Partnership

Early Audience Insights

- **86% men, 14% women** – Our **early adopters** are heavily engaged, reflecting strong traction among **creatives and professionals in photography and immersive learning.**
- **Opportunity for expansion** – As we scale, there's a clear opportunity to **broaden our reach across all creative communities.**
- **Strong alignment with brand partnerships** – Ideal for companies in **photography, technology, and creative industries** looking to reach an engaged, hands-on learning audience.


Gender
86%
Men
13.9%
Women

Early Audience Engagement

How We Win: The Future of Hands-On Learning

Our edge isn't just **technology.** It's **understanding how people truly learn.**

We combine **three essential elements** to create a learning experience that **bridges the gap between watching and mastery.**

1. **Real-World Immersion** – Step inside professional environments where real work happens.
2. **Expert Guidance** – Learn directly from **industry leaders** who've mastered their craft.
3. **AI-Powered Feedback** – Get **real-time coaching and personalized corrections** as you practice.

This **isn't just passive learning.** It's the **most interactive, high-fidelity creative education ever built.**

The $2M Growth Plan: Scaling to Win

We're raising $2M to accelerate our lead in immersive education and cement our position as the #1 hands-on learning platform.

What this investment enables:

1. Scale to 1M+ users – Expanding rapidly through Meta Quest's 20M+ user base, tapping into the largest immersive audience in the world.
2. Building the #1 highest-quality 8K 3D immersive training library – Dominating the space with the most extensive interactive skill-based content available.

3. Live AI Training Assistant, Adaptive Personalization & Smart Gamification – AI-driven, real-time coaching and interactive learning features designed to drive engagement and retention at scale.

Ad Revenue in 3D: How Brands Will Reach the Future

Advertising is a massive business:

- **Google:** $264B in ad revenue
- **Meta (Facebook & Instagram):** $127B in ad revenue
- **As digital platforms shift from 2D to immersive experiences, brands are looking for new ways to engage.** Immersive Exposure sits at the forefront of this shift, offering a **highly engaged, niche audience** for premium advertising opportunities.

Internet › Online Search

Advertising revenue of Google from 2001 to 2024

(in billion U.S. dollars)


Advertising revenue in billion U.S. dollars
0.07
0.41
1.42
3.14
6.07
10.49
16.41
21.1
22.89
28.24
36.53
43.69
51.07
59.62
67.39
79.38
95.58
116.46
134.81
146.92
209.49
224.47
237.86
264.59
© Statista 2025
Additional Information
Show source

Google Advertising Revenue

How We Monetize Advertising Today

▯ **Premium Ad Placements in Video Lessons** – Just like YouTube, brands can place **sponsored content, pre-roll ads, and product mentions** inside immersive training videos.

▯ **Virtual Home Environment Sponsorships** – The **starting hub for every user** can feature **branded experiences, interactive billboards, and sponsored placements.**

The key difference? Unlike traditional social media ads, where users scroll past content in seconds, **Immersive Exposure holds users' attention for 8+ minutes per session—giving brands higher engagement and impact.**

The Future Opportunity: Next-Gen Interactive Ads

We're laying the foundation for **the next wave of ad monetization in immersive spaces.** As we scale, opportunities include:

AI-Driven Sponsored Lessons – Imagine a brand sponsoring a **real-time interactive masterclass.**

Branded Learning Experiences – Companies pay to place their tools and services **directly in immersive lessons.**

▯ **The Big Vision: Just as people turn to YouTube for passive tutorials, Immersive Exposure will be the platform of record for immersive hands-on training.**

What Happens When We Own This Market?

Exit Potential – The Strategic Play

When Immersive Exposure becomes **the go-to platform** for **hands-on immersive training**, what happens?

Major players take notice.

MasterClass built a billion-dollar business around passive video learning. Imagine the value of a fully immersive, interactive version.

Meta, Apple, Google are all racing to define the future of spatial computing. A market leader in immersive learning becomes an acquisition target.


CNBC
AI EFFECT



AI EFFECT

Tech megacaps plan to spend more than $300 billion in 2025 as AI race intensifies

KEY POINTS

- Meta, Amazon, Alphabet and Microsoft intend to invest as much as $320 billion this year into artificial intelligence technologies.
- Technology companies are racing to build out data centers and AI infrastructure that

workday

If Immersive Exposure captures just 1% of the VR learning market, what does that look like?

1% of the VR learning market = A massive revenue opportunity

Early investors win when a major player steps in to own the space.

Future projections are not guaranteed.

Beyond Creative Fields—Built for Scale

Investors aren't just backing a photography training tool—they're backing the future of hands-on skill development.

Photography is just the beginning. **This model scales across industries.**

Corporate training, technical skills, medical education, and more.

Businesses already spend $366B annually on training—Immersive learning is the next frontier.

We're building the infrastructure for the future of skill development worldwide.

This is how we own the category. This is how we create a billion-dollar opportunity.

The Time is Now

The market is moving. The technology is ready. The adoption curve is accelerating.

This isn't just another ed-tech startup.

This is the foundation for a new way of learning.

Invest now, own the future.

FAQ

Do I have to be an accredited investor to invest?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

What is the minimum amount I can invest?

$100.

What's the maximum I am legally allowed to invest?

Through Regulation Crowdfunding everyone can invest at least $2,200. How much you're able to invest above that depends on your net income and net worth. You can see how much you're allowed to invest by entering those two numbers under "Investor Limits" **here** (once you've created and logged in to a Wefunder account).

While you may be legally able to invest more, your investment may be lowered depending on the interest we receive in this round.

What fees do investors pay?

For payments made by bank ACH, wires, or checks, Wefunder charges investors a transaction fee of 2%, with a minimum of $8 and a max of $100. For credit cards, Apple Pay, or Google Pay, Wefunder charges a 5% fee, with a minimum of $8 and no maximum.

Fees are one-time and are not reoccurring.

How Will I Make a Return on My Investment, and When?

We can't predict exact timelines, but we have **big ambitions for Immersive Exposure.** Our goal is to build the **go-to platform for immersive, hands-on learning,** positioning us at the forefront of the spatial computing revolution.

We see multiple potential **exit opportunities**—whether through **an acquisition by a major tech player (Meta, Apple, Google) or a future IPO.** However, right now, we're **focused on scaling, driving adoption, and building a category-defining company.**

Early investors benefit from our SAFE structure, giving them equity at a discounted valuation before our company grows into its full market potential.

(SAFE) Returns to Investors

▯ Your investment in Immersive Exposure isn't about short-term payouts—it's about long-term upside. SAFE investors don't receive cash distributions along the way, but your investment grows in value as we scale. When we hit a major funding round, get acquired, or go public, your SAFE converts into equity at a discount, giving you more ownership at a lower price than later investors.

Here's how you make money as we grow:

▯ **Future Funding Round** – If we raise at a higher valuation, your SAFE converts into equity at the agreed valuation cap or discount, meaning you get **more shares for your money.**

▯ **Acquisition by a Major Company** – If we're acquired (Meta, Apple, Google, etc.), your SAFE converts into equity, and you receive a payout.

▯ **IPO (Going Public)** – If we go public, your investment converts into tradable shares, allowing you to sell at market value.

▯ **This is an opportunity to invest at the ground level of a high-growth company before valuation increases, ensuring early investors get the best deal.**

Future projections are not guaranteed.